Filed by Learn SPAC HoldCo, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Learn CW Investment Corporation
Registration No.: 333-276714
Date: January 29, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 29, 2024

LEARN CW INVESTMENT CORPORATION
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40885	98-1583469
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

11755 Wilshire Blvd.
Suite 2320
Los Angeles, California	90025
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (424) 324-2990

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	LCW.U	NYSE
Class A Ordinary Shares included as part of the units	LCW	NYSE
Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	LCW.WS	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On January 29, 2024, Learn CW Investment Corporation ( “Learn CW”) and Innventure LLC (“Innventure”) issued a press release announcing the filing of a registration statement on Form S-4 (the “Registration Statement”) by Learn CW HoldCo, Inc. (“Holdco”) relating to their previously announced proposed business combination (the “Business Combination”).  A copy of the press release is attached hereto as Exhibit 99.1.

Attached as Exhibit 99.2 hereto is an investor presentation, dated January 29, 2024, that Learn CW and Innventure have prepared for use in connection with the Business Combination.

The information in this Item 7.01, and Exhibit 99.1 and Exhibit 99.2 attached hereto, is furnished pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Additional Information and Where to Find It

In connection with the Business Combination, Holdco has filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement of Learn CW, a preliminary consent solicitation statement of Innventure and a preliminary prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination, and after the registration statement is declared effective, the definitive proxy statement/consent solicitation statement/prospectus relating to the Business Combination will be mailed to Learn CW shareholders and will be sent to Innventure unitholders. This Current Report does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Learn CW’s shareholders, Innventure’s unitholders and other interested persons are urged to read the preliminary proxy statement/consent solicitation statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/consent solicitation statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Innventure, Learn CW, the combined company and the Business Combination. When available, the definitive proxy statement/consent solicitation statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Learn CW as of a record date to be established for voting on the Business Combination. Such shareholders will also be able to obtain copies of the preliminary and definitive proxy statement/consent solicitation statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Learn CW Investment Corporation, 11755 Wilshire Blvd., Suite 2320, Los Angeles, California 90025.

No Offer or Solicitation

This Current Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Current Report does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Participants in the Solicitation

Learn CW, Innventure and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Learn CW’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Learn CW’s shareholders in connection with the Business Combination are set forth in the registration statement on Form S-4, including the preliminary proxy statement/consent solicitation statement/prospectus, and will also be set forth in the definitive proxy statement/consent solicitation statement/prospectus when available. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Learn CW’s directors and officers in Learn CW’s filings with the SEC and such information is also set forth in the registration statement filed with the SEC by Holdco, including the proxy statement of Learn CW for the Business Combination.

Cautionary Note Regarding Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, including statements regarding the parties or the parties’ respective management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including the business combination, the parties’ ability to close the referenced business combination, the anticipated benefits of the business combination, including revenue growth and financial performance, product expansion and services, and the financial condition, results of operations, earnings outlook and prospects of Innventure and/or Learn CW, including, in all cases, statements for the period following the consummation of the business combination. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this Current Report are based on our current expectations and beliefs made by the management of Learn CW and Innventure in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on Learn CW and Innventure as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting Learn CW or Innventure will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including those discussed and identified in the public filings made or to be made with the SEC by Learn CW, including in the final prospectus relating to Learn CW’s initial public offering, which was filed with the SEC on October 12, 2021 under the heading “Risk Factors,” or made or to be made by Holdco upon closing of the transaction, and the following: expectations regarding Innventure’s strategies and future financial performance, including its future business plans, expansion plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, product and service acceptance, market trends, liquidity, cash flows and uses of cash, capital expenditures, and Innventure’s ability to invest in growth initiatives; the implementation, market acceptance and success of Innventure’s business model and growth strategy; Innventure’s future capital requirements and sources and uses of cash; that Innventure will have sufficient capital upon the approval of the transaction to operate as anticipated; Innventure’s ability to obtain funding for its operations and future growth; developments and projections relating to Innventure’s competitors and industry; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated October 24, 2023, by and among Learn CW, Holdco, LCW Merger Sub, Inc., Innventure Merger Sub, LLC and Innventure; the outcome of any legal proceedings that may be instituted against Holdco, Learn CW or Innventure following announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the business combination due to, among other things, the failure to obtain Learn CW shareholder approval; regulatory approvals; the risk that the announcement and consummation of the Business Combination disrupts Innventure’s current plans; the ability to recognize the anticipated benefits of the business combination; unexpected costs related to the Business Combination; the amount of any redemptions by existing holders of Learn CW’s common stock being greater than expected; limited liquidity and trading of Learn CW’s securities; geopolitical risk and changes in applicable laws or regulations; the possibility that Learn CW and/or Innventure may be adversely affected by other economic, business, and/or competitive factors; the potential characterization of Innventure as an investment company subject to the Investment Company Act of 1940; operational risk; and the risk that the consummation of the business combination is substantially delayed or does not occur. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. All forward-looking statements in this Current Report are made as of the date hereof, based on information available to Learn CW and Innventure as of the date hereof, and Learn CW and Innventure assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibits
99.1	Press Release, dated January 29, 2024
99.2	Investor Presentation, dated January 29, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEARN CW INVESTMENT CORPORATION

Date: January 29, 2024	By:	/s/ Robert Hutter
	Name:	Robert Hutter
	Title:	Chief Executive Officer